January 15, 2003



Board of Trustees
Evergreen Income Advantage Fund
200 Berkeley Street
Boston, MA  02116

Re:      Initial Capital Investment Evergreen Income Advantage Fund

Ladies and Gentlemen:

         Evergreen Income Advantage Fund (the "Trust") has been organized as a Delaware statutory trust. The Trustees of the Trust initially have designated one class of shares for the Trust, common shares of beneficially interest ("common shares"). We hereby agree to purchase common shares of the Trust to provide the initial capitalization of the Trust, upon the terms and conditions set forth below.

         We shall purchase 7,000 common shares of the Trust at a purchase price of $15.00 per share, for a total purchase price of $105,000. We understand that the initial net asset value per common share for the Trust will be $14.325, and that this amount reflects a public offering price of $15.00 per share, less an initial sales load paid to the underwriters in the amount of $.675.

         We hereby acknowledge that these shares are being purchased in a private placement transaction that is exempt from registration under the Securities Act of 1933, as amended (the "Securities Act") pursuant to Section 4(2) of the Securities Act. We represent that the Trust had made available to us all information necessary for us to make our investment decision. We further represent that (i) we are purchasing these shares solely for our own account and solely for investment purposes without any intent of distributing or reselling the shares, and (ii) any disposition of the shares will be made in accordance with the Securities Act, and the rules and regulations thereunder, including without limitation Rule 144.

                                Sincerely yours,

                                EVERGREEN INVESTMENT MANAGEMENT COMPANY, LLC


                                By:  /s/ Michael H. Koonce
                                       Michael H. Koonce
                                                            Secretary